FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2001


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267
                            ------------------------

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F        X          Form 40-F
                   -------------               -------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes                        No      X
              -------------             -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:    /s/ Marcelo Vaz Bonini
     -------------------------------
     Marcelo Vaz Bonini
     Chief Financial Officer


By:    /s/Mauricio Dias
     -------------------------------
     Mauricio Dias
     Treasurer

Date: May 25, 2000

                                  EXHIBIT LIST


1. One copy of a free translation of the Tevecap S.A. parent company and consolidated financial statements, together with the relevant report of independent public accountants, as of and for the years ended December 31, 2000 and 1999, prepared in accordance with Brazilian GAAP.